Filed by IBS Interactive, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  I. I. Holding Company, Inc.
Commission File No.  0-24073


Investors and security holders of the Company are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the following information when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by IBS Interactive, Inc. and Infonautics, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Infonautics, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from IBS Interactive, Inc. by directing such request to Chief Financial Officer, IBS Interactive, Inc., 2 Ridgedale Avenue, Suite 350, Cedar Knolls, NJ 07927.

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, failure of the IBS Interactive, Inc. or Infonautics, Inc. stockholders to approve the merger, completion of the transactions related to it, the risk that the IBS Interactive, Inc., Infonautics, Inc. and First Avenue business will not be integrated successfully, costs related to the transaction, inability to further develop and achieve commercial success for the combined companies' business strategy, the number of registered users and reach of each company's web sites, the value of any holdings by the companies, the tax and accounting treatment of the merger and related transactions, the closing of the transaction, and the deployment of each company's respective resources following the merger. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect the either IBS Interactive, Inc. or Infonautics, Inc. financial results is included in the Risk Factors sections of such company's respective filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to each such company as of the date of this document, and neither company assumes any obligation to update such forward- looking statements.

THE FOLLOWING IS AN ARTICLE POSTED ON THE WEBSITE OF CROSS ATLANTIC PARTNERS CONCERNING THE PROPOSED MERGERS INVOLVING IBS INTERACTIVE, INC., INFONAUTICS, INC. AND FIRST AVENUE VENTURES, INC.

July 31, 2000

Cross Atlantic Technology Fund and The Co-Investment 2000 Fund Announce New Investment and Creation of Digital Fusion

Merger of First Avenue Ventures, Infonautics, and IBS Interactive

Radnor, PA - Cross Atlantic Technology Fund, L.P. (XATF), a $120 million venture fund, and The Co-Investment 2000 Fund, L.P. (CI 2000), a $150 million venture fund, announce the closing of an investment in First Avenue Ventures (FAV) and the subsequent merger of FAV, Infonautics (Nasdaq: INFO), and IBS Interactive, Inc. (Nasdaq: IBSX) into Digital Fusion. XATF and CI2000 are the lead investors in FAV. Rich Masterson, founder and former President of US Interactive (Nasdaq:
USIT) and CEO of FAV, will become Chairman and CEO of the new company. Glenn Rieger, President of Cross Atlantic Capital Partners and Managing Director of XATF and CI2000, will also sit on the Board of Directors. Digital Fusion joins XATF's portfolio of nineteen investments completed since the fund's official launch in September 1999. XATF concentrates on investments in information technology companies in the United States, Ireland, and United Kingdom. CI2000 manages the Pennsylvania Public School Employees' Retirement System's (PSERS) co-investment rights in investments made by venture funds in which PSERS has an interest.

At launch, Digital Fusion will have an established portfolio of Internet properties, a proven Internet professional services organization, and several global strategic partners. The company will have 400 employees and offices in 11 cities. Digital Fusion will create a "Venture Technology" organization focusing on developing new technology initiatives with global potential. Beyond its current IT professional services business, the company's technology knowledgebase, management expertise, and international business network will provide an unmatched infrastructure for business development. Infonautics has already proven highly successful with Electric Library, Big Chalk, and Half.com and IBS has a proven track record of creating technology solutions for blue chip clients in many industries.

"We are very excited about the opportunities for Digital Fusion. Given our portfolio of investments in London, Dublin, Auckland, and New York, we can see a huge opportunity for US-based technology companies expanding internationally as well as foreign companies entering the US market," said Glenn Rieger of Cross Atlantic. "The management, technology, and product development expertise that Digital Fusion brings to the table makes it uniquely positioned to provide greater value to early-stage startup organizations, incubators, and venture capitalists. Digital Fusion's access to a global economic network will be vital to the success of developing businesses. Having worked closely with Rich Masterson during the formation and growth of US Interactive, I am confident this new company has the experience and resources required to compete in the new economy. Nick Loglisci of IBS and Van Morris of Infonautics complete a top-notch, proven management team with entrepreneurial spirit and public company discipline."

"Cross Atlantic is much more than just a financial partner; they are our strategic partner as well," says Rich Masterson. "My longstanding relationship with Cross Atlantic and its principals has resulted in a history of success, and we are privileged to have them as our partner in this venture. Digital Fusion's global vision for technology firms marries well with Cross Atlantic's international focus. The start-up phase is only one step in the development life cycle of a company. Providing strong strategic partners along the way greatly improves the chances of long-term success for a business; Cross Atlantic is the first of several key partnerships we plan to establish."

About Cross Atlantic Capital Partners

Cross Atlantic Capital Partners (XACP) is a venture capital management firm operating several venture funds, including the XATF and The Co-Investment 2000 Fund L.P. XACP is uniquely qualified to penetrate venture markets and promote the growth of its portfolio companies due to its "Cross Atlantic Network" of advisors, strategic relationships, geographic presence, and experienced professionals. XATF, with offices in United States, Ireland, and England, targets investments in innovative technology companies in all three countries. For more on XACP and its funds, please see www.xacp.com.

About Infonautics

Infonautics, Inc. (Nasdaq: INFO) is a pioneering provider of personalized information agents and Internet sites. The Infonautics network of web properties includes the award-winning Sleuth Center sites featuring Company Sleuth, Sports Sleuth, Job Sleuth, Entertainment Sleuth, Shopping Sleuth, and Mobile Sleuth. The Infonautics Network also includes search and reference media sites consisting of Electric Library, eLibrary Tracker, Encyclopedia.com and NewsDirectory.com. The Electric Library site was the first reference site of its kind on the Internet, and is one of the largest paid subscription sites on the web, with more than 100,000 paying subscribers. Infonautics was founded in November 1992, and is headquartered in Wayne, Pa.

About IBS Interactive

IBS Interactive, Inc. (Nasdaq: IBSX) provides comprehensive e-business and information technology (IT) solutions to businesses and organizations. Professional services include programming and applications development, network services, consulting, and training. Website hosting services include shared and co-location hosting. Internet access services include dedicated lease lines, dial-up, and digital subscriber line (DSL) Internet access.

                                      -2-